December  14, 2005



via U.S. Mail
Vaughn R. Groves, Esq.
Vice-President General Counsel
Alpha Natural Resources, Inc.
406 West Main Street
Abingdon, VA 24210

Re:	Alpha Natural Resources
      Amendment No. 1 to Registration Statement on
      Form S-1
		File No. 333-129030
      Filed December 2, 2005

Dear Mr. Groves:

      We have limited our review of the amended filing to only the areas commented on below. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter









Form S-1

Management`s Discussion and Analysis of Financial Condition and
Results of Operations, page 57

Liquidity and Capital Resources, page 71

1. In light of your statement regarding your belief in the adequacy of sources of working capital for the next twelve months, please expand your disclosure to address your expenditure budget for the next fiscal year and in particular, how your liquidity may be impacted differently from quarter to quarter depending on the due date of significant obligations such as the second installment payment of $39.9 million of promissory notes. In this regard, we note also your disclosure on page 71 in which you state that your "available liquidity" as of September 30, 2005 was $41.1 million. Please clarify your disclosure accordingly.

Closing Comments

      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your response to our comments.

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

	We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of an amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

	Please contact Mellissa Campbell Duru, at (202) 551-3757 or the undersigned at (202) 551-3685 with any other questions.



							Sincerely,


							Tangela Richter
							Branch Chief
cc: 	via facsimile
	Polly Swartzfager, Esq.
	Bartlitt Beck Herman Palenchar & Scott LLP
	(303) 592-3140




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Mr. Groves
Alpha Natural Resources, Inc.
December 14, 2005
page 3




UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

   DIVISION OF
CORPORATION FINANCE
MAIL STOP 7010